

Lee Forkenbrock · 3rd

CEO at Loadsys Solutions | Co-Founder at Smart Field Forms

Bourbonnais, Illinois, United States · 500+ connections ·

Contact info

 Loadsys Solutions

 DeVry University

Experience



CEO and Project Manager

Loadsys Solutions

Aug 2002 – Present · 18 yrs 7 mos

Chicago, IL

At Loadsys my role has evolved from that of software development to management of projects, business management, accounting and the ever evolving change of corporate visions. My expertise consists of employee morale, project management, conflict management and ensuring Loadsys continues its growth, produces quality software, and stays up-to-date on the latest technological tools.



Co-Founder

Smart Field CMMS

Dec 2017 – Present · 3 yrs 3 mos

Greater Chicago Area



Sr. Oracle Database Administrator

Platinumtel Wireless

Jan 2003 – May 2007 · 4 yrs 5 mos
Greater Chicago Area

At Platinumtel I had the opportunity to work with a group of young talent and a group of motivated businesses owners entering a, at the time, highly competitive pre-paid wireless market. Acting as the Sr. Oracle database administrator and a software developer, I assisted in architecting an infrastructure that allowed the company to grow from 2,000 cust ...see more

Education



DeVry University

Bachelor Of Science in Computer Information Systems, Software Development, Database Administration
2000 – 2003
Activities and Societies: Association of Information Technology Professionals (A.I.T.P.) #!/ (Hash Bang Slash) Linux Users Group

Oracle University

Oracle Fundamentals II

Attended a 5 day course which focused on Oracle backup and recovery strategies utilizing RMAN and manual methods and the Oracle Net8 Architecture.

Licenses & certifications



Oracle 9i Certified Associate
Oracle
Issued Feb 2004 · Expired Nov 2015

Volunteer experience

Head Hockey Coach
Kankakee Coyotes
Sep 2015 – Present · 5 yrs 6 mos
Children

I currently am a head coach for the Kankakee Coyotes hockey club. I dedicate 3.5 hours per week on the ice with the kids and additional time for practice planning and games. I also devote time to managing the club's website.



